UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CervoMed Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

15713L 109

(CUSIP Number)

Frank E. Zavrl

c/o CervoMed Inc.

20 Park Plaza, Suite 424

Boston, MA 02116

(617) 744-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15713L 109 SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Frank E. Zavrl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 365,621(1)
	8	SHARED VOTING POWER 365,621 (1)
	9	SOLE DISPOSITIVE POWER 365,621 (1)
	10	SHARED DISPOSITIVE POWER 365,621 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 365,621 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%(2)(3)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of (1) 106,644 shares of common stock of CervoMed Inc. (the “Issuer”) owned by the Frank Zavrl Roth IRA; (2) 171,534 shares of common stock held by the Paula Zavrl Delaware Dynasty Trust, of which the Reporting Person is the trust investment manager; (3) 74,831 shares of common stock held by The FEZ Delaware Dynasty Trust, of which the Reporting Person is the trust investment manager; and (4) 12,612 of common stock underlying stock options that are currently vested or will vest within 60 days owned by Mr. Zavrl individually.

(2)	Percentage ownership is based on 5,674,250 shares of common stock of the Issuer outstanding as of August 16, 2023.

Item 1. Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of CervoMed Inc. (f/k/a Diffusion Pharmaceuticals Inc.), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 20 Park Plaza, Suite 424, Boston, MA 02216.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by Frank E. Zavrl (the “Reporting Person”).

(b)	The Reporting Person’s business address is c/o CervoMed Inc., 20 Park Plaza, Suite 424, Boston, MA 02216.

(c)	Mr. Zavrl is a member of the Board of Directors of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

As more fully described in Items 4 and 6 below, on March 30, 2023, Diffusion Pharmaceuticals Inc., a Delaware corporation (“Diffusion”), Dawn Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Diffusion (“Merger Sub”), and EIP Pharma, Inc., a Delaware corporation (“EIP”), entered into an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”), pursuant to which, among other things, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub merged with and into EIP, with EIP continuing as a wholly-owned subsidiary of Diffusion and the surviving corporation of the merger (the “Merger”). At the effective time of the Merger, Diffusion filed an amendment to its certificate of incorporation, to change its name to “CervoMed Inc.” The closing of the Merger occurred on August 16, 2023 (the “Closing Date”).

Under the Merger Agreement, effective as of the Closing Date, (i) 109,701 shares of EIP common stock issuable upon the conversion of EIP convertible notes owned by the Paula Zavrl Delaware Dynasty Trust, (ii) 1,380,610 shares of EIP common stock underlying shares of Series A-2 preferred stock owned by the Paula Zavrl Delaware Dynasty Trust, (iii) 100,000 shares of EIP common stock owned by the Frank Zavrl Roth IRA, (iv) 826,540 shares of EIP common stock issuable upon the conversion of EIP convertible notes owned by the Frank Zavrl Roth IRA, (v) 571,429 shares of EIP common stock underlying shares of Series B preferred stock owned by The FEZ Delaware Dynasty Trust, and (vi) 78,717 shares of EIP common stock purchased by and transferred to The FEZ Delaware Dynasty Trust on July 10, 2023 were converted into the right to receive 353,009 shares of the Issuer’s Common Stock, after giving effect to the exchange ratio of 0.1151 and a 1-for-1.5 reverse stock split implemented immediately prior to the closing of the Merger.

In addition, the Reporting Person beneficially owns 12,612 of common stock underlying stock options that are currently vested or will vest within 60 days owned by Mr. Zavrl individually.

Item 4. Purpose of the Transaction

The response to Item 3 of this Schedule 13D is incorporated by reference herein. All of the Common Stock to which this Schedule 13D relates was acquired by the Reporting Person under the terms and conditions of the Merger Agreement.

The Reporting Person holds his securities of the Issuer for investment purposes in the ordinary course of his business of investing in securities for his own accounts. Mr. Zavrl has served as a director on the Issuer Board since the Closing Date. In such capacity, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Schedule 13D.

Except as set forth in this Schedule 13D, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j)of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a,

b) The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference. As of the date of this Schedule 13D, the Reporting Person may be deemed to beneficially own, in the aggregate, 365,621 shares of Common Stock, which represents approximately 6.4% of the shares of Common Stock outstanding. The Reporting Person disclaims beneficial ownership of the securities held by the Paula Zavrl Delaware Dynasty Trust and The FEZ Delaware Dynasty Trust, except with as to his pecuniary interest therein, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 13 or for any other purpose.

The foregoing beneficial ownership percentages are based on a total of 5,674,250 shares of Common Stock outstanding immediately after the Closing Date.

(c) The response to Item 3 is incorporated by reference herein. Mr. Zavrl was involved in the Merger as a member of the Board of Directors of EIP. Except as set forth in this Schedule 13D, no transactions in the shares of Common Stock have been effected by the Reporting Person within the past 60 days.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Person, no other person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stockholder Support Agreement. Concurrently with the execution of the Merger Agreement, executive officers, directors, and certain stockholders of EIP, including the Reporting Person, entered into support agreements (the “EIP Support Agreements”) pursuant to which, among other things, such stockholders agreed, solely in his capacity as an EIP stockholder, to vote all of his shares of EIP capital stock in favor of the adoption of the Merger Agreement and approval of the Merger and related transactions and to acknowledge that the adoption of the Merger Agreement and approval of the Merger and related transactions is irrevocable. In addition, these EIP stockholders agreed not to, directly or indirectly, knowingly take any action that EIP is not permitted to take under the non-solicitation provisions of the Merger Agreement. The foregoing description of the EIP Support Agreement is qualified in its entirety by reference to the full text of the form of EIP Pharma, Inc. Stockholder Support Agreement, a copy of which is filed as Exhibit 2 to this Schedule 13D and incorporated herein by reference.

Lock-Up Agreement. Concurrently with the execution of the Merger Agreement, the Reporting Person entered into a lock-up agreement (the “Lock-Up Agreement”), pursuant to which the Reporting Person has agreed not to, except in limited circumstances, transfer, grant an option with respect to, sell, exchange, pledge or otherwise dispose of, or encumber any shares of the Common Stock for up to twelve months following the effective time of the Merger. The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is filed as Exhibit 3 to this Schedule 13D and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Name
1.

Agreement and Plan of Merger, dated as of March 30, 2023, by and among Diffusion Pharmaceuticals Inc., Dawn Merger Sub, Inc. and EIP Pharma, Inc. (incorporated by reference to Exhibit 2.1 to Diffusion Pharmaceutical Inc.’s Form 8-K filed on March 30, 2023).

2.	Form of EIP Pharma, Inc. Stockholder Support Agreement, dated March 30, 2023 (incorporated by reference to Exhibit 10.1 to Diffusion Pharmaceutical Inc.’s Form 8-K filed on March 30, 2023).
3.	Form of Lock-Up Agreement, dated March 30, 2023 (incorporated by reference to Exhibit 10.2 to Diffusion Pharmaceutical Inc.’s Form 8-K filed on March 30, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2023	/s/ Frank E. Zavrl
Frank E. Zavrl